EXHIBIT 21
List of Subsidiaries of ITC Holdings Corp.

ITC Holdings Corp.'s principal subsidiaries as of December 31, 2025, are listed below. All other subsidiaries, if considered in the aggregate, would not constitute a significant subsidiary.

Subsidiary	State of Incorporation
International Transmission Company	Michigan
ITC Midwest LLC	Michigan
Michigan Electric Transmission Company, LLC	Michigan
Michigan Transco Holdings, LLC	Michigan